UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 205349

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14990

BRITISH ENERGY GROUP PLC

(Exact name of registrant as specified in its charter)

Systems House, Alba Campus, Livingston, EH54 7EG, Scotland, +441506408700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of 10p each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☒

PART I

Item 1. Exchange Act Reporting History

(A)	On December 6, 1999 British Energy Group plc (the successor to British Energy plc) (the “Company”) filed a Form 20-F and registered its shares pursuant to Section 12(b) of the Exchange Act of 1934.

(B)	The Company is a prior Form 15 filer and is filing Form 15F in reliance on Rule 12h-6(i). The Company had filed or submitted all reports required under the Exchange Act Section 13(a) and Section 15(d) and the corresponding Commission rules for the 12 months preceding the filing of Form 15 on December 16, 2005, and had filed at least one annual report on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in a registered offering under the U.S. Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

(A)	The only trading market for the Company’s ordinary shares is the London Stock Exchange (“LSE”), United Kingdom where the shares trade under the symbol “BGY”.

(B)	The Financial Services Authority admitted the Company’s securities to the Official List on January 17, 2005 and concurrently the LSE admitted the securities for trading. The Company has maintained the listing on the LSE since such initial listing.

(C)	The percentage of trading in the ordinary shares in the United Kingdom as of the 12-month period beginning on August 15, 2006 to August 15, 2007 was 99.85%.

Item 4. Comparative Trading Volume Data

(A)	The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 15, 2006, and the last date of such period is August 15, 2007.

(B)	The average daily trading volume of the ordinary shares in the United States and the ordinary shares on a worldwide basis for the period described in Item 4.A is set forth in the following table:

Average Daily Trading Volume (in number of ordinary shares)
United States	4,083
Worldwide	13,178,818

(C)	The average daily trading volume of the ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was 0.03% for the period described in Item 4.A.

(D)	The Company’s ordinary shares were delisted by the New York Stock Exchange on September 28, 2004. As of September 28, 2004, the average daily trading volume of the ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period, was 16.5%.

(E)	The Company has not terminated its sponsored ADR facility for its ordinary shares

(F)	JP Morgan Cazenove Limited, whose registered office is 20 Moorgate, London, EC2R 6DA, provided the data on trading volume for determining whether the Company meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not Applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

(A)	Not applicable because the Company is a prior Form 15 filer.

Item 8. Prior Form 15 Filers

On December 16, 2005, the Company filed Form 15 in reliance on Rule 12g-4(a)(2)(i).

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company’s internet website on which it intends to publish the information required under Rule 12g3-2(b)(1)(iii) is www.british-energy.co.uk.

PART III

Item 10. Exhibits

Exhibit A: The Company’s Form 15 filed on December 16, 2005.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c), or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, British Energy Group plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, British Energy Group plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: August 24, 2007	By:	/s/ Robert Armour

	Name:	Robert Armour

	Title:	Company Secretary and General Counsel

Exhibit A

The Company’s Form 15 filed on December 16, 2005.

15-12B 1 d1512b.htm CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14990

BRITISH ENERGY GROUP PLC

(Exact name of registrant as specified in its charter)

Systems House, Alba Campus, Livingston, EH54 7EG, Scotland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of 10p each

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             67

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2005	By:	/s/ Robert Armour

	Name:	Robert Armour

	Title:	Company Secretary and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.